UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                         The First Australia Fund, Inc.
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                                (Name of Issuer)

                          Common Stock ($.01 par value)
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                         (Title of Class of Securities)

                                    318652104
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                                 (CUSIP Number)

                                Sander M. Bieber
                             Dechert Price & Rhoads
                              1775 Eye Street, N.W.
                              Washington, DC 20006


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP No. 318652104                     13D                         Page 2 of 8

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1    Name of Reporting Person
     I.R.S. Identification No. of Above Person

     Laurence Freedman
     I.R.S. No.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only

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4    Source of Funds

     AF, PF
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5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Australia
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                  7        Sole Voting Power
 Number of                 None
   Shares                  -----------------------------------------------------
Beneficially      8        Shared Voting Power
  Owned by                 1,674,689
    Each                   -----------------------------------------------------
  Reporting       9        Sole Dispositive Power
   Person                  None
    With                   -----------------------------------------------------
                  10       Shared Dispositive Power
                           1,674,689
                           -----------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,674,689
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     9.7%
--------------------------------------------------------------------------------
14   Type of Reporting Person
     IN
--------------------------------------------------------------------------------

CUSIP No. 318652104                     13D                         Page 3 of 8

--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of Above Person

     Brian Sherman
     I.R.S. No.

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
     AF, PF
--------------------------------------------------------------------------------

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Australia
--------------------------------------------------------------------------------

                  7        Sole Voting Power
 Number of                 None
   Shares                  -----------------------------------------------------
Beneficially      8        Shared Voting Power
  Owned by                 1,674,689
    Each                   -----------------------------------------------------
  Reporting       9        Sole Dispositive Power
   Person                  None
    With                   -----------------------------------------------------
                  10       Shared Dispositive Power
                           1,674,689
                           -----------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,674,689
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     9.7%
--------------------------------------------------------------------------------
14   Type of Reporting Person
     IN
--------------------------------------------------------------------------------

CUSIP No. 318652104                     13D                          Page 4 of 8

--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of Above Person

     EquitiLink Limited
     I.R.S. No.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
     AF, WC
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5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     New South Wales, Australia
--------------------------------------------------------------------------------
                  7        Sole Voting Power
 Number of                 None
   Shares                  -----------------------------------------------------
Beneficially      8        Shared Voting Power
  Owned by                 None
    Each                   -----------------------------------------------------
  Reporting       9        Sole Dispositive Power
   Person                  None
    With                   -----------------------------------------------------
                  10       Shared Dispositive Power
                           None
                           -----------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     None
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     0.0%
--------------------------------------------------------------------------------
14   Type of Reporting Person
     HC, CO
--------------------------------------------------------------------------------

CUSIP No. 318652104                     13D                          Page 5 of 8

--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of Above Person

     EquitiLink U.S.A., Inc.
     I.R.S. No. 521635331
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
     AF
--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
                  7        Sole Voting Power
 Number of                 None
   Shares                  -----------------------------------------------------
Beneficially      8        Shared Voting Power
  Owned by                 1,624,627
    Each                   -----------------------------------------------------
  Reporting       9        Sole Dispositive Power
   Person                  None
    With                   -----------------------------------------------------
                  10       Shared Dispositive Power
                           1,624,627
                           -----------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,624,627
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     9.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person
     CO
--------------------------------------------------------------------------------

This Amendment No. 1 amends and supplements Items 3, 5 and 7 of the Schedule 13D of the Reporting Persons with respect to the shares of common stock, par value $.01 per share of the First Australia Fund, Inc. (the "Fund") as originally filed on April 1, 1999.


Item 3.  Source and Amount of Funds or Other Consideration.

     The shares of Common Stock acquired by EquitiLink U.S.A. were acquired for an aggregate purchase price of approximately $8.78 million, of which approximately $1.63 million was paid by EquitiLink U.S.A. to EquitiLink Limited on June 15, 1999. The source of funds for the initial payment of $1.63 million was a capital contribution to EquitiLink U.S.A. from EIML with funds obtained through EIML's existing commercial credit facility with HSBC Bank Australia Limited. The remainder of the purchase price will be paid in full to EquitiLink Limited on or before December 31, 1999. The source of funds for the balance of the purchase consideration will be in the form of additional capital contributions from EIML to EquitiLink U.S.A. and may include funds borrowed by EIML.

Item 5.  Interest in Securities of the Fund.

          (a) The Reporting Persons beneficially own an aggregate of 1,678,689 shares of Common Stock, constituting approximately 9.8% of the outstanding shares of Common Stock (computed on the basis of 17,189,998 shares of Common Stock outstanding as of April 30, 1999 as reported in the Fund's semi-annual report). In the aggregate, all persons named in Item 2 and Annex A hereto, which is incorporated herein by reference, beneficially own 1,679,254 shares of Common Stock, which represents 9.8% of the outstanding shares of Common Stock.

          (b) Each of Laurence Freedman, Brian Sherman and Richard Strickler owns 4,000, 4,000 and 565 shares of Common Stock, respectively, with sole voting and dispositive power for all such shares. Messrs. Freedman and Sherman each share voting and dispositive power with each of EquitiLink U.S.A. and EIML, with respect to 1,624,627 and 46,062 shares of Common Stock, respectively.

          (c) During the past sixty days, EquitiLink U.S.A. has purchased 1,171,227 shares of Common Stock in a privately negotiated transaction. On June 1, 1999, EquitiLink U.S.A. agreed to purchase 1,171,227 shares of Common Stock from EquitiLink Limited at a price of $7.50 per share. The Agreement is attached as Exhibit 4.

          (d) Not applicable.

          (e) EquitiLink Limited ceased to be a beneficial owner of more than five percent of the Common Stock on June 1, 1999.


Item 7.  Materials to be Filed as Exhibits.

         Exhibit 4. Agreement, dated June 1, 1999, between EquitiLink U.S.A. and EquitiLink Limited.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  July 9, 1999

                                     Laurence Freedman


                                     /s/ Laurence Freedman
                                     -------------------------------------------


                                     Brian Sherman


                                     /s/ Brian Sherman
                                     -------------------------------------------


                                     EquitiLink Limited



                                     By:  /s/ Barry Sechos
                                          --------------------------------------
                                          Name:   Barry Sechos
                                          Title:  Director


                                     EquitiLink U.S.A., Inc.



                                     By:  /s/ David Manor
                                          --------------------------------------
                                          Name:   David Manor
                                          Title:  Director

EXHIBIT 4
---------


                            STOCK PURCHASE AGREEMENT
                            ------------------------


AGREEMENT, dated  1 June 1999  (the "Agreement"),
Between    EQUITILINK USA, INC (the "Purchaser"); and
           EQUITILINK LIMTED (the "Seller").

1.       PURCHASE AND SALE

         The Seller agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Seller, upon the terms and subject to the conditions hereinafter set forth, 1,171,227 shares of common stock, par value $.01 per share (the "Fund Common Stock") of The First Australia Fund, Inc., a Maryland corporation (the "Fund"), (the "Shares"), at a total price of A$13,462,379.31 (the "Purchase Price").

         The Purchase Price shall be paid in instalments with an initial payment of A$2,500,000 within 30 days of the execution of this Agreement with the balance payable in full on or before 31st December 1999. In consideration of the Seller's agreement to this deferred payment, the Purchaser agrees to pay to the Seller, all dividends received by it on such of the parcel of Shares as represents the outstanding purchase consideration

2.       SELLER'S REPRESENTATIONS AND WARRANTIES

         The Seller represents and warrants to the Purchaser that:

         (a) the Seller is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against the Seller in accordance with its terms; and neither the execution of this Agreement nor the sale of the Shares will contravene any provision of applicable law or any judgement, order or decree of any governmental agency or court having jurisdiction over the Seller or any of its assets or will constitute a violation of, or conflict with, or default under, any contract, commitment, agreement, understanding or arrangement to which the Seller is a party or by which the Seller or any of the Shares is bound;

         (b) at the Closing (as hereinafter defined), the Seller will deliver valid and marketable title to such Shares free and clear of all claims, liens, charges, encumbrances, security interests and restrictions on disposition by the Seller, and will transfer such Shares to the Purchaser free and clear of all claims, liens, charges, encumbrances and security interests, with full power to vote such Shares at all meetings of stockholders of the fund; and

         (c) the Seller will, upon request of the Purchaser, promptly execute and deliver or cause to be executed and delivered all additional documents reasonably deemed by the Purchaser to be necessary, appropriate or desirable to complete and evidence the sale, assignment and transfer of the Shares pursuant to this Agreement.

3.       PURCHASER'S REPRESENTATIONS AND WARRANTIES

         The Purchaser represents and warrants to the Seller that the Purchaser is duly authorized to execute and deliver this Agreement and that this Agreement is a valid and binding agreement, enforceable against the Purchaser in accordance with its terms; and neither the execution of this Agreement nor the purchase of the Shares will contravene any provision of applicable law or any judgement, order or decree of any governmental agency or court having jurisdiction over the Purchaser or any of its assets or will constitute a violation of, or conflict with, or default under, any contract, commitment, agreement, understanding or arrangement to which the Purchaser is bound.

4.       CLOSING

         The closing of the purchase and sale of the Shares contemplated hereby (the "Closing") shall take place within 5 days of the date of this Agreement, or such other time as the parties may mutually agree. At the
         Closing:

              (i) the Seller will sell, transfer and deliver the Shares, represented by certificates duly endorsed in blank; and

              (ii) the  Purchaser  will  purchase  the Shares and deliver to the
                   Seller a certified or official bank cheque payable to or upon the order of the Seller, or wired funds in the discretion of the Seller, in the amount of A$2,500,000 with the balance payable inaccordance with Clause 1 above.

5.       DIVIDENDS, ETC.

         Subject to Clause 1 above, any dividend or other distribution (cash, stock or otherwise) on the Shares with a record date on or after the date of this Agreement will be for the account of the Purchaser and will be delivered on the later of the date of receipt thereof or the date of the Closing. Any dividend or other distribution (cash, stock or otherwise) on the Shares with a record date prior to the date of this Agreement will be for the account of the Seller.

6.       EXPENSES

         Each party hereto shall pay its own expenses incurred in connection with this Agreement.

7.       SURVIVAL

         All representations, warranties and agreements made by the Seller and by the Purchaser in this Agreement shall survive the Closing hereunder and any investigation at any time made by or on behalf of any party hereto.

8.       NOTICES

         All  notices,  claims,  requests,   demands  and  other  communications
         hereunder will be in writing, will be deemed effective upon receipt and shall be given as follows:

         If to the Purchaser, to:           If to the Seller, to:

         Mr. David Manor                    Mr Barry Sechos
         EquitiLink USA, Inc                EqutiLink Limited
         C/- PO Box 578                     Level 3 190 George Street
         17 Bond Street                     SYDNEY NSW 2000
         Jersey JE4 5XB
         Channel Islands U.K
         Facsimile: 44 1534 638 002         Facsimile: 61 2 9950 2233

or such other address as the person to whom notice is to be given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

9.       MISCELLANEOUS

         This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party, except that the rights and obligations of the Purchaser may be assigned by the Purchaser to a third party, but no such transfer shall relieve the Purchaser of its obligations hereunder if such transferee does not perform such obligations. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable New York principals of conflicts of law).

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by a duly authorized officer of the Purchaser and Seller on the day and year first written above.

By:      EQUITILINK LIMITED


         /s/ Barry Sechos
         -------------------------
         Name:   Barry Sechos
         Title:  Director


By:      EQUITILINK USA, INC

          /s/  David Manor
         -------------------------
         Name:   David Manor
         Title:  Director